

May 31, 2012

Via E-mail

Mr. Frank D. Martell
Chief Financial Officer
CoreLogic, Inc.
4 First American Way
Santa Ana, CA 92707-5913

>   **Re: CoreLogic, Inc.**
>   **Form 10-K/A for the Fiscal Year ended December 31, 2011**
>   **Filed April 30, 2012**
>   **File No. 001-13585**

Dear Mr. Martell:

        We have reviewed your letter dated May 4, 2012, in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 20, 2012.

Form 10-K/A for the Fiscal Year ended December 31, 2011

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies

External Cost of Revenue, page 16

1.   We note your expanded disclosures in response to prior comment 4. Please supplementally confirm to the staff that your 2012 Form 10-K will comply fully with Rule 5-03 of Regulation S-X for all periods presented therein.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief